December 6, 2019	FILED AS CORRESPONDENCE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.
Preliminary Proxy Statement on Form PRE 14A
Filed December 6, 2019
File No. 000-06365

Dear Staff Members of the Division of Corporation Finance:

This correspondence is filed by Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), pursuant to Instruction 5 of Item 10 of Schedule 14A, to provide you with supplemental information regarding the Company’s intention to register, under the Securities Act of 1933, as amended, the shares called for by the Apogee Enterprises, Inc. 2019 Stock Incentive Plan and the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan (the “Plans”). Assuming the Plans are approved by the Company’s shareholders as set forth in the Preliminary Proxy Statement for the 2019 Annual Meeting of Shareholders, which was filed today, the Company intends to file a registration statement on Form S-8 to register the shares authorized under each Plan as soon as practicable following its 2019 Annual Meeting.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at 952-487-7514 or pbeithon@apog.com. Thank you.

Sincerely,

/s/ Patricia A. Beithon
Patricia A. Beithon
General Counsel and Secretary

cc:	James S. Porter, Executive Vice President and Chief Financial Officer